Mail Stop 3010

May 12, 2009

Via U.S. Mail and Fax (248) 258-7596

Ms. Lisa A. Payne
Chief Financial Officer
Taubman Centers, Inc.
200 East Long Lake Road, Suite 300
Bloomfield Hills, MI 48304-2324

     RE: **Taubman Centers, Inc.**
                Form 10-K for the year ended December 31, 2008
                Filed February 24, 2009
                Proxy Statement Filed April 14, 2009
                File No. 1-11530

Dear Ms. Payne:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K Filed on February 24, 2009

Summaries of 2008 Capital Activities and Transactions, page 41

1. We note that you have secured lines of credit of $550 million and $40 million. Please tell us why you did not file these agreements as exhibits in accordance with Item 601(b)(10) of Regulation S-K.

Note 17 – Fair Value Disclosures, page F-32

2. Please clarify to us how you determined that the fair value of your interest rate hedging instruments represents a Level 2 measurement, given that you incorporate credit valuation adjustments to reflect nonperformance risk.

Proxy Statement Filed on April 14, 2009

Compensation Discussion and Analysis, page 20

3. Please refer to Release 33-8732A, Section II.B.1 (August 29, 2006). As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, we note that Mr. Weinert received substantially less compensation than the other named executive officers. Please see Item 402(b)(2)(vii) of Regulation S-K.

Benchmarking, page 26

4. We note that you have identified some of the companies utilized in making your comparisons and that the identities of the companies used in the surveys are not available. However, you state that you also looked at 19 REITs, consisting of the 6 identified regional mall REITs and 13 shopping center and office REITs. In future filings please disclose the names of the additional 13 companies you utilized in your comparisons. Since you appear to benchmark compensation, you are required to identify the companies that comprise the benchmark group. See Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should also include a discussion of where actual payments fall within targeted parameters with respect to base salary and performance incentives. To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this.

2008 Compensation Summary for Names Executive Officers, page 23

Earned Compensation, page 24

5. We note your disclosure on page 25 that the target bonus pool for 2008 was $2.4 million. Please explain how the initial target annual cash bonus pool is determined. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Annual Bonus Plan, page 28

6. We note that you award bonuses based on two key performance metrics in 2008 and will award bonuses based on one performance metric in 2009. Please revise to provide the amounts for each corporate performance metric that must be achieved for an officer to be eligible for the minimum, target and maximum bonus amounts and the amounts to be awarded at each level. Provide this disclosure in future filings and tell us how you intend to comply or alternatively tell us why you believe that disclosure of these targets is not required. Refer to Item 402(b)(2)(v) and Instruction 4 to Item 402(b) of Regulation S-K.

7. In future filings, for each executive officer, please disclose the individual performance goals that applicable to each named executive officer when determining their bonus payments and how they compared to actual results. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Named Executive Officer Compensation Tables, page 37

Summary Compensation Table, page 37

8. We note that Mr. Parker joined your company in April 2005. We note that you have only provided compensation disclosure for 2008 for Mr. Parker. Please revise to include disclosure for 2006 and 2007 in accordance with Item 402(c) of Regulation S-K. Provide this disclosure in future filings and tell us how you intend to comply or alternatively tell us why you do not believe this disclosure is required.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at 202-551-3585 with any other questions.

Sincerely,

Kristi Marrone
Staff Accountant